Insight Acquisition Corp.
333 East 91st Street
New York, New York 10128
Tel. No. (609) 751-3193

July 30, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon

Pam Long

Re:	Insight Acquisition Corp.

Registration Statement on Form S-4

Filed July 3, 2024

File No. 333-276291

Ladies and Gentlemen:

Insight Acquisition Corp. (the “Company” or “IAC”) is hereby responding to the letter, dated July 25, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting an amended Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental disclosure as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

About This Document, page i

1.	We note your disclosure that this registration statement constitutes the prospectus of IAC with respect to New IAC common stock and New IAC Series C Preferred Stock, although the fee table does not include the preferred stock, and it appears that the Series C Preferred is being offered privately to Mr. Alessi on terms that he negotiated. Revise accordingly. Please also review your fee table and include all of the securities being offered in the transaction, including contingent rights and the earnout shares.

Response: We acknowledge the Staff’s comment and have revised the disclosure in the preliminary prospectus cover page and the “About This Document” to remove references to the Series C Preferred Stock. Additionally, we have revised the fee table accordingly.

What equity stake will current stockholders of IAC and Alpha Modus stockholders hold in New IAC after the Closing?, page xii

2.	We note that the Equity Capitalization Summary on page xiii does not include the Series C Preferred shares, which are to be issued to Mr. Alessi and his affiliates at closing, while these shares do appear in the fully diluted summary on page xiv. Please include the Series C Preferred shares in the Equity Capitalization Summary on page xiii to better reflect the ownership levels of the combined company immediately following the business combination. Please make similar revisions where these tables appear throughout the prospectus.

Response: We acknowledge the Staff’s comment. Because the shares of Series C Preferred Stock are not initially convertible into Class A common stock, we believe it is important to present minimum, maximum and mid-point redemption percentages for both the common stock (without including the Series C Preferred Stock) and for all capital stock (including the Series C Preferred Stock). Rather than replacing common stock-only numbers in the first Equity Capitalization Summary table on page xiii, or adding 6 additional columns to that table (which was not optimal from a formatting perspective), we have instead added a new separate table on page xiv and elsewhere throughout the prospectus where the Equity Capitalization Summary tables appear, such that the first of these tables reflects percentage ownership of the combined company’s Class A common stock following closing for the various redemption scenarios, the second added table reflects aggregate percentage ownership of the combined company including the Series C Preferred Stock, and the third table adds in shares underlying warrants.

Parties to the Business Combination, page 2

3.	Where you discuss its going concern opinion, please also add that Alpha Modus has not yet generated any revenues.

Response: We acknowledge the Staff’s comment, note that Alpha Modus did generate revenues several years ago, and have therefore revised the disclosure on pages 2, 7, 32, 77, 109, and 159 to add that Alpha Modus lacks current revenues.

Interests of IAC’s Sponsor, Directors and Officers in the Business Combination, page 17

4.	Regarding prior comment 3, we note disclosure on page 90 that your officers, directors and Sponsor will not receive reimbursement of a specific dollar amount of out-of-pocket expenses, and on page 76 that your Sponsor would lose approximately $86 million of the value of the Founder Shares and Private Placement Warrants if the company does not complete the initial business combination. Please include disclosure that your officers and directors are some of the members of your sponsor and address the amount of value they have at risk, as members of the Sponsor, that depends on the completion of the Business Combination. We also note disclosures in note 4 to your most recent interim financial statements regarding amounts due to related parties in connection with the Administrative Services Agreement, advances to extend the Business Combination Period and payments to your management team for services rendered to the company. We also note that Mr. Singer has waived amounts owed under the Administrative Services Agreement and with respect to management’s services, effective upon issuance of 125,000 shares at closing. It is unclear whether you have included these as amounts that your sponsor, officers and directors have at risk that depends upon the completion of a business combination. Please revise to clarify and, as requested in the comment, to disclose the dollar amount that (i) your Sponsor and its affiliates and (ii) each of your officers and directors have at risk that depends upon the completion of the Business Combination.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 18, 81, and 96 of the Amended Registration Statement. The 125,000 shares issuable to Mr. Singer at the closing of the Business Combination is included in Mr. Singer’s shares as set forth in the tables on pages 18, 81, and 96 of the Amended Registration Statement.

5.	Where you disclose on pages 18 and 90 that the Founder Shares will have a significantly higher value at the time of the Business Combination than the $25,000 the Sponsor paid for them, please also disclose the estimated value of the Founder Shares based on a recent closing price of the IAC Class A common stock to help investors better understand the level of the Sponsor’s interest in this regard. We note that you have included this value on page 17 ($68.2 million based on the price as of June 27, 2024), in the context of a detailed discussion of the Founder Share Lock-Up Agreement.

Response: We acknowledge the Staff’s comment and have revised the existing disclosure on pages 18, 81, and 96 of the Amended Registration Statement.

Risk Factors, page 19

6.	As your Risk Factor section beginning on page 27 exceeds 15 pages, please provide a concise, bulleted summary of the principal risks, as required by Item 105(b) of Regulation S-K..

Response: We acknowledge the Staff’s comment and have revised the prospectus summary to add a concise, bulleted summary of principal risks.

U Sources and Uses of Funds for the Business Combination, page 19

7.	We note disclosures throughout the prospectus that at the closing, the combined company will use its “best efforts” to pay off IAC’s loans from Polar (approximately $975,000) and Alpha Modus’ loans from Janbella (approximately $1,400,000). Please disclose whether these amounts are reflected in the sources and uses of funds tables on page 19.

Response: We acknowledge the Staff’s comment and note that the Sources and Uses tables on pages 19 and 20 of the Amended Registration Statement do not reflect the loan repayment to Polar or the loan repayment to Janbella.

Risk Factors, page 27

8.	Please revise the introductory language to the risk factors section suggesting that investors perform their own investigation of the business, prospects, financial condition and operating results of Alpha Modus and New IAC after the completion of the business combination. Investors are entitled to rely on the information you provide in the registration statement.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 32 of the Amended Registration Statement.

9.	If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: We acknowledge the Staff’s comment and have revised the existing disclosure on page 40 of the Amended Registration Statement to add a risk factor regarding being deemed an investment company under the Investment Company Act.

Some of the IAC officers and directors may be argued to have conflicts of interest that may influence them . . . , page 40

10.	We note that you have updated your disclosure throughout your filing to reflect information based on the closing price on Nasdaq as of June 27, 2024. However, we note in a few instances where some information was still based on the last sale price on February 1, 2024. Please clarify and/or revise accordingly.

Response: We acknowledge the Staff’s comment and have updated disclosure throughout the Amended Registration Statement to instead reference the last sale price on July 25, 2024.

We may be subject to the Excise Tax . . . , page 42

11.	Please update the information in this risk factor that is given as of September 23, 2023.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 48 of the Amended Registration Statement to disclose the excise tax payable as of March 31, 2024.

Unaudited Pro Forma Condensed Combined Financial Statements

Description of Business Combination, page 57

12.	You disclosed in your pro forma financial statements, the Earnout Shares are considered indexed to the issuer’s stock and should be classified as equity. Please tell us how you determined that it was not necessary to also evaluate the change of control as an input into a “fixed-for-fixed” valuation model to support your equity accounting treatment. Refer to ASC 805-40-15-7E.

Response: We respectfully acknowledge the Staff’s comment and respectfully advise the Staff to the fact that the Company evaluated the Change of Control provision listed within section 6 of Annex 1 and in accordance with ASC 815-40-15-7A, concluded that this provision is representative of an exercise contingency that is not based on either a) an observable market, other than the market for the issuer’s stock, or b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Furthermore, the Company considered the interpretive guidance provided within section 3.2.2.1 of Deloitte’s “Issuer’s Accounting for Debt” Roadmap, published March 2023, which provides that a change in control or merger involving the issuer is representative of an exercise contingency that does not preclude equity classification under step 1 of the indexation guidance listed within ASC 815-40. The Company further evaluated the Change of Control provision listed within section 6 of Annex 1 in accordance with ASC 815-40-15-7B and concluded that the provision acts as an on/off switch and therefore does not impact the potential adjustment to the instrument’s settlement amount. As a result, the Company concluded that the Change of Control provision is not required to be considered under step 2 of ASC 815-40-15-7, as the exercise contingency does not affect the settlement terms.

Unaudited Pro Forma Condensed Combined Financial Statements

Condensed Combined Statement of Operations for the Year Ended December 31, 2023, page 68

13.	We note your discussion of footnote (FF) reflecting the gain on forgiveness of deferred underwriting fee payable referenced in adjustment (F) as if incurred on January 1, 2023. Please clarify how you originally recorded the deferred underwriting commissions and your basis for reflecting the transaction as a gain on the statement of operations for forgiveness of deferred underwriting fees versus a capital transaction within the statement of stockholders’ equity. Your response should outline the facts, circumstances, and any GAAP literature that support your chosen accounting treatment.

Response: We respectfully acknowledge the Staff’s comment and respectfully advise the Staff to the fact that the Company evaluated the forgiveness of the Deferred Underwriting Fee Payable and erroneously recorded the full amount within the Company’s condensed statements of operations. After further review, the Company has concluded that in accordance with SAB Topic 5.A, the extinguishment gain should be considered a reversal of the original issuance costs incurred; therefore, the extinguishment gain should be recorded within the same financial statement line as the original issuance costs incurred as a result of the Company’s initial public offering. Upon derecognition, the Company will reverse any specific incremental costs directly attributed to the actual offering of securities as a result of the Company’s initial IPO as follows: 1) reversal of any deferred underwriting fees allocated to any shares issued at IPO which would be recognized as a reduction in the carrying value of the shares, 2) reversal of any deferred underwriting fees allocated to any equity classified warrants issued at IPO which would be recognized as a reduction in the carrying value of the equity classified warrants, and 3) reversal of any deferred underwriting fees allocated to any warrant liabilities, if applicable, which would be recognized as a gain from extinguishment of a liability and recorded within the Company’s condensed statements of operations. We have revised the disclosure on page [ ] of the Amended Registration Statement.

14.	Reference is made to adjustments (GG), (HH), and (KK). Please tell us and expand your disclosures to discuss what each of the equity issuances relates to and your basis for reflecting such amounts as general and administrative expenses on your pro-forma financial statements.

Response: We respectfully acknowledge the Staff’s comment and have expanded the disclosures to discuss what these equity issuances are and the accounting basis for reflecting such amounts as expenses on the pro forma financial statements.

On or about April 26, 2024, the Company entered into a subscription agreement (the “Subscription Agreement”) by, between and among Polar Multi-Strategy Master Fund (the “Investor”), Insight Acquisition Corporation, a Delaware corporation (“SPAC”) and Insight Acquisition Sponsor, LLC, a Delaware limited liability company (“Sponsor”) in which the Investor has agreed to purchase 1,000,000 shares of Alpha Modus common stock from Alpha Modus for $25,000 (the “Capital Contribution Shares”). The Subscription Agreement is representative of three freestanding financial instruments which are as follows: 1) SPAC Loan, 2) Subscription Shares, and 3) Capital Contribution Shares. The Capital Contribution Shares are indexed and settled in the Company’s common stock and are thus considered an equity classified instrument under ASC 815. Adjustment (GG) represents the difference between the fair value of the shares and the cash consideration as a result of the issuance of the Capital Contribution Shares which has been recorded as interest expense.

On April 11, 2024, Alpha Modus engaged Maxim to provide capital advisory and investment banking services to it. As partial consideration for Maxim’s services, Alpha Modus shall issue to Maxim an aggregate of 50,000 shares of common stock. Alpha Modus and Pickwick previously entered into that certain letter agreement dated March 7, 2023, pursuant to which Pickwick would provide Alpha Modus corporate finance and strategic advisory services, and would be compensated for those services. On May 14, 2024, Alpha Modus and Pickwick entered into a settlement agreement pursuant to which Alpha Modus shall issue to Pickwick 195,000 shares of common stock in consideration of the services performed by Pickwick with respect to the Business Combination. Adjustment (HH) represents the fair value of the shares issued to Maxim and Pickwick. Management believes that the shares issued to Maxum and Pickwick are compensation for services provided to Alpha Modus, and thus the fair value of the shares issued are share-based compensation expenses to be accounted for under ASC 718-10-15-4.

On June 21, 2024, IAC, Alpha Modus and Merger Sub entered into an amendment to the Alpha Modus BCA (the “BCA Amendment”). The BCA Amendment requires the combined company to issue 1,392,308 shares to Janbella and 125,000 shares to Michael Singer upon the Closing of the Business Combination. Adjustment (KK) represents a) the value of the shares to be issued to Janbella and b) the difference between the fair value of the shares and the book value of the related party payables due to Michael Singer which has been recorded as additional compensation expense under ASC 718. We have revised the disclosure on pages 64 and 73 of the Amended Registration Statement.

Conditions to the Closing of the Business Combination, page 85

15.	We note that the disclosure contemplates that the parties may waive conditions “where permissible.” Please identify any material conditions to closing that either party may waive.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 92 of the Amended Registration Statement accordingly.

Ownership of New IAC after the Business Combination, page 92

16.	Please clarify whether your statement that Alpha Modus stockholders and debt holder will own approximately 54.9% of the outstanding capital stock of New IAC immediately after the closing contemplates the issuance of the Class C Preferred. In this regard, we note disclosure in the letter to shareholders and elsewhere that Mr. Alessi will beneficially own 55.8% of the voting stock of New IAC after the closing. Please clarify similar disclosures in the Equity Capitalization Summaries and where any similar disclosure appears.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 10, 87, and 98 of the Amended Registration Statement to clarify that the percentages disclosed are of the outstanding common stock after the closing.

Alpha Modus Transaction, page 95

17.	Please ensure that you discuss how the nature and amount of consideration to be issued by IAC in the transaction was determined. We note your disclosure that the AM Term Sheet contained a valuation of $175 million, but the equity value upon which the consideration is based is $110 million.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 104 of the Amended Registration Statement accordingly.

Recommendation of the IAC Board and Reasons for the Business Combination, page 97

18.	We note your response to prior comment 6. Please discuss how the IAC Board evaluated the future potential licensing revenues of Alpha Modus in evaluating the fairness and reasonableness of the $110 million of consideration, particularly in light of the fact that Alpha Modus has not yet generated any licensing revenues.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 102-104 of the Amended Registration Statement accordingly.

19.	We note your revised disclosure on pages 98, 99 and elsewhere that the IAC Board is not aware of the assumptions underlying Alpha Modus’s damages estimates of $300 million from initial patent infringement cases and “over $1 billion” in estimated damages over the life of patents currently owed. We also note that the IAC Board did not perform any analysis of the estimates other than that it considered them to be “reasonable in light of the nature of the technology underlying Alpha Modus’ patent portfolio and the use of similar technology in the retail industry . . . ” Please revise your disclosure to address:

●	what factors regarding the nature of the technology and use of similar technology led the IAC Board to conclude that, based in part on the future potential damages recoverable, the consideration of $110 million of securities is fair and reasonable. In this regard, please also address the fact that the members of the IAC Board are not experts in patent litigation or AI patent infringement, as disclosed on page 36.

●	the basis of IAC Management’s belief that the consideration is fair and reasonable, as it explained and discussed this with the IAC Board.

●	given the estimated amounts of the potential damages and the uncertainties, risk and difficulty predicting the outcomes of patent litigation, whether and if so what steps the IAC Board took to make itself aware of the assumptions underlying the estimates or conduct any of its own analysis of the estimates.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 102-104  of the Amended Registration Statement accordingly.

Negotiated transaction, page 100

20.	In the last paragraph on page 100, please clarify how the issuance of IAC preferred stock to Mr. Alessi’s entities in the business combination was intended to address concerns regarding transaction costs and the likelihood that the combined company would not be able to raise non-debt, equity-only funding at closing. Please also elaborate on the terms of the dividend rights, conversion, ranking and other material terms of the Class C Preferred, and how they were negotiated or determined. Clarify if true, that even if no trigger event has occurred, the Class C Preferred shares will be entitled to a greater amount of dividends and will convert into more than 7,500,000 shares if the trading price is less than $10 per share.

Response: We acknowledge the Staff’s comment and note that this is the quote from page 107 (formerly page 100) of the Amended Registration Statement: On March 19, 2024, Mr. Alessi from Alpha Modus, Mr. Singer and Mr. Gary from IAC Management, Mr. Prestiano from Loeb, and Mr. Brunson from BCJ telephonically discussed restructuring the business combination terms in light of the likelihood that the business combination would not close by June 7, 2024, Mr. Alessi’s increased funding of transaction costs, and the likelihood that the combined company would not be able to raise non-debt, equity-only funding at closing. The foregoing sentence does not stand for the proposition that “the issuance of IAC preferred stock to Mr. Alessi’s entities in the business combination was intended to address concerns regarding transaction costs and the likelihood that the combined company would not be able to raise non-debt, equity-only funding at closing” as suggested in the Staff’s Comment. Rather due to the fact that the closing of the Business Combination was delayed and would not occur by June 7, 2024, the fact that Mr. Alessi was required to advance additional funds to cover the transaction expenses, and that it appeared that the parties would not be able to raise traditional equity financing, Mr. Alessi demanded that his Alpha Modus common stock be exchanged for Alpha Modus preferred stock to provide him additional downside protection. We have revised the disclosure on page 107 of the Amended Registration Statement to describe the terms of the Series C Preferred Stock initially required by Mr. Alessi on or about March 28, 2024. Subsequent negotiations, as previously disclosed, were only regarding when the preferred stock would become convertible. We have also clarified on page 107 that the Series C Preferred Stock will be entitled to a greater amount of dividends and will convert into more than 7,500,000 shares if the trading price is less than $10.00 per share.

Beneficial Ownership of Securities, page 172

21.	We note new disclosure in clause (iv) that the shares of New IAC common stock underlying New IAC Series C Preferred Stock are not shown in the table since the preferred is not convertible until 18 months after the closing. We also note that Mr. Alessi is the beneficial owner of 100% of the 7,500,000 shares of New IAC Series C Preferred Stock to be issued in the business combination, which does not appear in the table. Note that Item 403 of Regulation S-K requires tabular disclosure of beneficial owners of more than five percent of any class of the registrant’s voting securities, and as to each class of equity securities, the securities beneficially owned by directors and executive officers. Please revise the table to show Mr. Alessi’s beneficial ownership of the Series C Preferred Stock and percentage ownership after the business combination. In this regard, we note disclosure on page 35 that Mr. Alessi will be deemed to own or control approximately 55.8% of the voting stock of New IAC in the aggregate. If Mr. Alessi shares beneficial ownership of Series C Preferred Stock with any officer, director or holder of more than five percent of the Series C Preferred Stock, please identify such person(s) and their beneficial ownership in the table and provide appropriate disclosure regarding shared beneficial ownership in a footnote or otherwise to avoid confusion. Please see Item 404 of Regulation S-K and instructions.

Response: We acknowledge the Staff’s comment and have revised the beneficial ownership table on page 180 of the Amended Registration Statement accordingly.

22.	Please clarify where the 125,000 shares issuable to Mr. Singer are included in the table. We note that footnote (1) only reflects the Class A shares currently held by the Sponsor and the Class B shares that will convert to Class A shares upon closing.

Response: We acknowledge the Staff’s comment and have revised the beneficial ownership table and notes to the table on pages 180-181 of the Amended Registration Statement accordingly.

Item 21. Exhibits and Financial Statement Schedules, page II-1

23.	Please file copies of your license agreements with GZ6G Technologies Corp and Xalles Holdings Inc. as exhibits to the registration statement, as these appear to be material contracts.

Response: We acknowledge the Staff’s comment, have filed the license agreements as exhibits 10.17 and 10.18, and have revised the exhibit index accordingly.

Please contact James Prestiano of Loeb & Loeb LLP, counsel to Insight Acquisition Corp., at (212) 407-4831 or by email at jprestiano@loeb.com, or Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to Alpha Modus Corp., at (801) 303-5737 or by email at lance@bcjlaw.com if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Sincerely,

Insight Acquisition Corp.

/s/ Michael Singer
Michael Singer
Executive Chairman